EMOTIONTRAC, INC.

ANNUAL REPORT

December 31, 2023

10802 Lake Wynds Court, Boynton Beach, FL 33437

https://www.emotion-trac.com

BUSINESS AND GENERAL OVERVIEW

On March 9, 2017, EmotionTrac, Inc. was incorporated and registered with the state of Florida. On April 4, 2017, the LLC was dissolved, and the assets were sold to Jinglz, Inc. The partners in the LLC were issued 10,000,000 shares of Jinglz Class A common stock for their equity in the LLC. On February 15, 2022, the Company changed the name to EmotionTrac, Inc. to more accurately reflect the technology.

EmotionTrac has created patented technology for measuring audience engagement and emotion. Our EmotionTrac AI technology measures slight changes in facial expressions to determine emotional reactions to video watched though a mobile device. EmotionTrac™, our flagship product, is a self-serve software platform that empowers brands, ad agencies, lawyers, consumer insights and any market researcher to deploy on-demand focus group tests that produce true quantitative data for emotional reactions and engagement to video content in multiple billion-dollar markets.

Our EmotionTrac™ technology utilizes machine learning and artificial intelligence and data science for tracking engagement and emotional responses to video presentations and reporting of results. The Company also delivers viewer validation and gamification with social rewards by having developed intellectual property and algorithms. These include facial, gaze, emotional intelligence and volume detection. The Company has been issued three patents.

Throughout this Annual Report references to “we”, “our”, “us”, “EmotionTrac”, “the Company”, and similar terms refer to EmotionTrac, Inc.

Competition

There are only a handful of companies currently employing similar technology within our target markets. Some of the dominant players include: Affectiva, Tobii AB, Noldus, Realeyes OU. In all cases, the products these companies offer differ from Jinglz in their application, pricing, feature set, and delivery mechanism. Our competitive research reveals that the Company offers substantial product differentiation while also providing additional value to potential customers.

Employees

As of the year ended December 31, 2023, the Company had 2 employees. The Company also has 5 dedicated subcontractors to support sales, marketing and general administrative functions.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

RISK FACTORS

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this Annual Report before deciding to purchase our common stock. Our business, financial condition or results of operations could be affected materially and adversely by any or all these risks.

THE FOLLOWING MATTERS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS.

We have a limited operating history and have generated minimal revenues

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of investing. We are continually upgrading our product and have generated minimal revenues.

Our patents and intellectual property may be unenforceable or ineffective

One of the Company’s most valuable assets is its intellectual property. We currently have a patent pending, as well as several trade secrets. The Company intends to continue to file additional patent applications, trademarks, copyrights, internet domain names and trade secrets to build its intellectual property portfolio as we discover new technologies.

There are several potential competitors who are better positioned to garner the majority of the market

We compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have better financial means and marketing/sales and human resources. They may succeed in developing and marketing competing equivalent products or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

We may need to raise additional capital to fund continuing developments and an inability to raise the necessary capital or to do so on acceptable terms could threaten the success of our business.

We estimate that we will require at least $3 million to expand and scale our business. During the years ended December 31, 2023 and 2022, the Company raised $1,291,325 and $262,999, respectively. If it is necessary to raise additional funds prior to the generation of revenue, we cannot be sure that any additional funding will be available on terms favorable to us or at all. Debt or equity financing may subject us to restrictive covenants and significant interest costs.

There is no current market for our common stock and there may never be an active market for our common stock, and we cannot assure you that the common stock will become liquid or that it will be listed on a securities exchange.

We are unable to assure investors that a market for our common stock will develop. If no public markets become available, stockholders will have difficulty selling shares. In addition, certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock.

Our business projections are only estimates

There is no assurance that the Company will meet these estimated projects. There is also no assurance that there will be sufficient demand for our products.

Current management must effectively manage and support the growth of the business

The management team has full control in all areas of operations to execute the business strategy. Managing growth will place significant demands on the management team as well as on individual administrative, operational and financial systems and controls. Any inability to effectively manage, finance or support the Company’s anticipated growth could have a materially adverse effect on the business and the results of its operations.

The Company may have difficulty evaluating business and prospects as mature competitors or new business entities enter the marketplace

The Company may be unable to recognize and/or respond to trends, changing preferences or competitive factors within the industry which may result in a material adverse effect on our business and operations. The Company cannot guarantee it will have the ability to successfully use new business strategies or adapt its business models in a changing market. The Company is entirely reliant on our ability to recognize and respond to trends, changing preferences or competitive factors within the commercial industry.

The Company’s business model includes two areas-sweepstakes and privacy of personal information-regulated by the federal and state governments

Although the Company believes it has taken adequate steps adequate for the company with regards to the rules applicable to sweepstakes and compliance with privacy requirements, this is a highly regulated area, and the rules are subject to change and interpretation.

Management’s ownership of Class B Common Stock makes change in Company control difficult

At the year ended December 31, 2023, the Chief Executive Officer/Chairman owns 81% of the shares of Class B common stock that has 10 voting rights per share. Current investors in Class A common stock will have 1 vote per share. This disproportionate number of voting rights would make a change in control of the Company difficult and may adversely affect the value of the Class A common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULT OF OPERATION

The following discussion and analysis of financial condition and results of operations relates to the operations and financial condition reported in the financial statements of EmotionTrac, Inc. for the years ended December 31, 2023 and 2022 and should be read in conjunction with such financial statements and related notes included in this report.

Overview

Our EmotionTrac™ technology utilizes machine learning and artificial intelligence for tracking engagement and emotional responses to video presentations and report of results. This data is then interpreted to deliver various reporting indexes using data science. The Company also delivers viewer validation and gamification with social rewards by having developed intellectual property and algorithms. These include facial, gaze, emotional intelligence and volume detection. The Company has been issued three patents.

Results of Operations of EmotionTrac for the Twelve-month Period Ended December 31, 2023 vs. 2022

NET REVENUES: Total net revenues for the years ended December 31, 2023 and 2022 were $313,113 and $241,781, respectively. We anticipate a continuing increase of revenue in 2024 and beyond.

COST OF REVENUE: Total cost of revenues for the years ended December 31, 2023 and 2022 were $32,853 and $27,220, respectively. The increase in cost of revenue was the because of the increase in revenue.

GROSS PROFIT: Gross profit for the years ended December 31, 2023 and 2022 was $280,260 and $214,561, respectively. This is an increase of $65,699 or 31%.

OPERATING EXPENSES: Total operating expenses decreased to $1,266,512 for the year ended December 31, 2023 from $1,331,887 for the year ended December 31, 2022. The decrease is primarily a result of decrease in general administrative costs offset by an increase in professional fees.

LOSS: The Company incurred a net loss of $1,032,994 for the year ended December 31, 2023, compared with a net loss of $1,128,105 for the year ended December 31, 2022, which reflects a decrease of $95,111. The decrease in loss is primarily a result of an increase in revenues and a decrease in general and administrative costs offset by an increase in professional fees, as noted above.

Liquidity and Capital Resources

As of December 31, 2023, we had negative working capital of $315,681 compared to negative working capital of $676,050 as of December 31, 2022. The main portion of the negative working capital decrease is the increase of cash and decrease in accounts payable and accrued expense. Cash flows provided by financing activities were $1,217,527 and $372,119 for the years ended December 31, 2023 and 2022, respectively. The increase in cash flows from financing activities was an increase in the receipt of proceeds for the issuance of shares of common stock. The cash balance as of December 31, 2023 was $245,339.

For the year ended December 31, 2023, there was a negative cash flow from operations of $1,055,337 compared to a negative cash flow from operations of $903,804 for the year ended December 31, 2022. This is due to a decrease in loss offset by increase in accounts receivables, accounts payable and accrued expenses. Our ability to meet our obligations depends on our ability to obtain additional financing if needed. We cannot predict whether this additional financing will be in the form of equity or debt or be in another form. We may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In any of these events, we may be unable to implement our current plans which circumstances would have a material adverse effect on our business, prospects, financial conditions and results of operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date of this report are as follows:

Aaron Itzkowitz	Chief Executive Officer & Chairman
Ron Erickson	Director
David Markowski	President & Chief Financial Officer

Aaron Itzkowitz, Chief Executive Officer and Chairman of the Board of Directors. Mr. Itzkowitz has extensive experience in technology management and in growing traditional and start-up businesses to profitability. He has launched companies and worked as a business consultant for small to Fortune 100 companies to increase revenue, implement cost cutting programs and guide manufacturing and technology expansion. He led a Hewlett Packard initiative to build an on-demand solution to introduce their wide format printers. He also founded and served as CEO of FrameLogix Inc., an online photo framing fulfillment business. Partners included Snapfish.com, Kodak and AOL. He was an independent business consultant serving clients in various industries from September 2015 through March 2017. From September 2014 through August 2015, he led sales efforts for Bruce Fox Inc., a Diremanufacturer of custom award products. In the years beginning November 2006 through August 2014, he led Successories.com and its subsidiaries as CEO, President and COO.

David Markowski, President and Chief Financial Officer. Mr. Markowski was appointed President at the latter end of 2022 and has been CFO since July 2017. Mr. Markowski is a specialist in Micro-Cap corporate development. For thirty-eight years he has been actively involved in capital investment for private and public start-ups. Throughout the 1980s and early 1990s he worked within several broker dealers starting with Lehman Bros and including DH Blair. He was the instrumental principal in launching an independent broker dealer that specialized in start-up IPOs. He is experienced in Private Equity, Public IPOs, Venture Capital and Crowd Funding. Over the years, he, and the projects he works on, have been featured in over 20 national publications including Barron’s, USA Today, Money Magazine, Chicago Tribune, INC Magazine and an Equites Magazine cover story.

Ron Erickson, Director, Mr. Erickson has been member of the board of directors since October 2017. He is a business executive, lawyer and angel investor based in Seattle. After co-founding Microrim in 1981, he has either founded or served as an executive for companies such as GlobalTel Resources, Inc., GlobalVision, Inc, Egghead Software, Inc. and Blue Frog Media. He was the sole investor in Double Down Interactive, a social video game studio that was sold for up to $500 million in 2012. He has been CEO and Founder of Visualant since March of 2003.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Principal Security Holders

The Company’s CEO and Chairman of the Board of Directors owns 81% of the shares of Class B common stock.

Classes of securities

Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of preferred stock with a par value of $.001. As of December 31, 2023 and December 31, 2022, none of these shares have been issued.

Class A Common Stock

The Company is authorized to issue up to 80,000,000 shares of Class A common stock with a par value of $.001 and 20,000,000 shares of Class B common stock with a par value of $.001. As of December 31, 2023 and December 31, 2022, there were 6,430,007 shares and 5,540,805 shares of Class A common stock issued and outstanding, respectively. Holders of Class A common stock have one voting right per share.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for distribution as dividends. The payment of dividends on the Class A common stock will be a business decision made by the Board of Directors from time to time based on the results of operations and financial condition and any other factors considered to be relevant. Payment of dividends on the Class A Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the Company from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, holders of Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company’s Class A common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of the Company’s Class B common stock, preferred stock and any additional classes of preferred stock that we may designate in the future.

Class B Common Stock

The Company is authorized to issue up to 20,000,000 shares of Class B common stock. At the years ended December 31, 2023 and 2022, there were 10,100,000 shares of Class B common stock issued and outstanding. Holders of Class B common stock have ten (10) voting rights per share.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company’s Class B common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our Class A common stock, preferred stock and any additional classes of preferred stock that we may designate in the future.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Section 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C-AR and has duly caused this Annual Report to be signed on its behalf by the duly authorized undersigned on April 16, 2024.

EMOTIONTRAC, INC.

By:	/s/ Aaron Itzkowitz
Title:	Chief Executive Officer
Chairman of the Board of Directors

EXHIBIT A – FINANCIAL STATEMENTS AND FOOTNOTES

EMOTIONTRAC, INC.

BALANCE SHEETS

(unaudited)

	December 31, 2023	December 31, 2022

ASSETS

CURRENT ASSETS
Cash	$245,339	$83,149
Accounts receivable	67,825	13,975
Loans to shareholders	15,000	-

Total current assets	328,164	97,124

Property & equipment, net	1,302	3,583
Investment	5,000	5,000
Deposits	900	900
Software Development, net	299,528	399,372

TOTAL ASSETS	$634,894	$505,979

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued expenses	$192,033	$243,350
Current portion of loans and notes	38,989	-
Line of credit	-	112,700
Loan payable - related party	119,061	119,061
Other current liabilities	293,762	298,063

Total current liabilities	643,845	773,174

LONG-TERM LIABILITIES
Loans and notes	32,210	32,296

Total Long-term liabilities	32,210	32,296

Total Liabilities	676,055	805,470

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock,, authorized, 50,000,000 shares, $.001 par value, 0 shares issued and outstanding	-	-
Common stock, authorized 100,000,000 shares, $.001 par value consisting of Class A common stock, 80,000,000 shares authorized, 6,430,006 and 5,540,805 shares issued and outstanding, respectively, and Class B common stock, 20,000,000 shares authorized, 10,100,000 and 10,100,000 shares issued and outstanding, respectively	16,530	15,641
Additional paid in capital	7,077,821	5,787,386
Accumulated deficit	(7,135,512)	(6,102,518)

Total Stockholders’ Equity (Deficit)	(41,161)	(299,491)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$634,894	$505,979

The accompanying notes are an integral part of these unaudited financial statements

EMOTIONTRAC, INC.

STATEMENTS OF OPERATIONS

(unaudited)

	December 31, 2023	December 31, 2022

REVENUE
Service income	$365,355	$408,145
Discounts	(52,242)	(166,364)
Net Revenue	313,113	241,781

Cost of revenue
Cost of revenue	32,853	27,220
Total Cost of Revenue	32,853	27,220

GROSS PROFIT	280,260	214,561

OPERATING EXPENSES
General and administrative	759,933	977,530
Sales and marketing	506,579	354,357

Total Operating Expenses	1,266,512	1,331,887

Loss from Operations	(986,252)	(1,117,326)

OTHER INCOME (EXPENSE)
Interest income	123	1,533
Loan forgiveness - PPV	-	-
Interest expense	(46,864)	(12,312)

Net Loss before Income Taxes	(1,032,994)	(1,128,105)

Income tax expense	-	-

Net Loss	$(1,032,994)	$(1,128,105)

The accompanying notes are an integral part of these unaudited financial statements

EMOTIONTRAC, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

							Total
	Common Shares - Class A		Common Shares - Class B		Additional Paid in	Accumulated	Stockholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balance at December 31, 2021	5,365,472	$5,366	10,100,000	$10,100	$5,524,562	$(4,974,413)	$565,615

Shares issued for cash received	175,333	175	-	-	262,824	-	262,999

Net loss	-	-	-	-	-	(1,128,105)	(1,128,105)

Balance at December 31, 2022	5,540,805	$5,541	10,100,000	$10,100	$5,787,386	$(6,102,518)	$(299,492)

Shares issued for cash received	869,202	869	-	-	1,290,436	-	1,291,305

Shares issued for services	20,000	20	-	-	-	-	20

Net loss	-	-	-	-	-	(1,032,994)	(1,032,994)

Balance at December 31, 2023	6,430,007	$6,431	10,100,000	$10,100	$7,077,821	$(7,135,512)	$(41,161)

The accompanying notes are an integral part of these unaudited financial statements

EMOTIONTRAC, INC.

STATEMENT OF CASH FLOWS

(Unaudited)

	December 31, 2023	December 31, 2022

Cash flows from operating activities
Net loss	$(1,032,994)	$(1,128,105)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,281	4,620
Amortization of software development costs	99,844	99,844
Changes in operating assets and liabilities
Accounts receivable/loan receivable	(68,850)	(13,975)
Prepaid expenses	-	20,500
Accounts payable and accrued expenses	(51,319)	121,418
Other current liabilities	(4,299)	(8,106)

Net cash used in operating activities	(1,055,337)	(903,804)

Cash flows from financing activities
Proceeds for issuance of common stock	1,291,325	262,999
Line of credit	(112,700)	112,700
Proceeds from loans payable	236,752	-
Payments on loans payable	(197,850)	-
Payments on SBA Loan (adjustment)	-	(3,580)

Net cash provided by financing activities	1,217,527	372,119

Net increase (decrease) in cash	162,190	(531,685)

Cash, beginning of period	83,149	614,834

Cash, end of period	$245,339	$83,149

Supplemental Information:
Cash paid for:
Taxes	$-	$-
Interest Expense	$46,864	$12,312

The accompanying notes are an integral part of these unaudited financial statements

EMOTIONTRAC, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

Note 1. The Company

The Company and Nature of Business

On March 9, 2017, EmotionTrac, Inc. was incorporated and registered with the state of Florida. On April 4, 2017, the LLC was dissolved, and the assets were sold to Jinglz, Inc. The partners in the LLC were issued 10,000,000 shares of Jinglz Class A common stock for their equity in the LLC. On February 15, 2022, the Company changed the name to EmotionTrac, Inc. to more accurately reflect the technology.

EmotionTrac has created patented technology for measuring audience engagement and emotion. Our EmotionTrac AI technology measures slight changes in facial expressions to determine emotional reactions to video watched though a mobile device. EmotionTrac™, our flagship product, is a self-serve software platform that empowers brands, ad agencies, lawyers, consumer insights and any market researcher to deploy on-demand focus group tests that produce true quantitative data for emotional reactions and engagement to video content in multiple billion-dollar markets.

Our EmotionTrac™ technology utilizes machine learning and artificial intelligence and data science for tracking engagement and emotional responses to video presentations and reporting of results. The Company also delivers viewer validation and gamification with social rewards by having developed intellectual property and algorithms. These include facial, gaze, emotional intelligence and volume detection. The Company has been issued two patents and an additional invention is patent pending.

Note 2. Summary of Significant Accounting Policies.

Basis of Presentation

The accompanying condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense for each reporting period.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid instruments with original maturities of three months or less. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company’s cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023, and 2022, the Company determined that no reserve was necessary.

Going Concern

For the years ended December 31, 2023 and 2022, the Company had an accumulated deficit of $6,102,518 and $4,974,413, respectively. In view of these matters, there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue operations is dependent upon the Company’s ability to raise additional capital and to ultimately achieve sustainable revenues and profitable operations, of which there can be no guarantee. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Property and Equipment

Property and equipment are recorded at historical cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation is recorded over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The estimated useful lives for significant property and equipment categories are as follows:

Furniture and Fixtures	5-7 Years
Computer Equipment	5-7 Years
Software	3 Years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

The Company regularly evaluates whether events or circumstances have occurred that indicate the carrying value of long-lived assets may not be recoverable. If factors indicate the asset may not be recoverable, we compare the related undiscounted future net cash flows to the carrying value of the asset to determine if impairment exists. If the expected future net cash flows are less than the carrying value, an impairment charge is recognized based on the fair value of the asset. For the years ended December 31, 2023 and 2022, there was no impairment recognized.

Intangible Assets

Intangible assets include the developed software costs accumulated during the development stage of the Company. Since the launching of the software in the year ended December 31, 2020, the Company has been amortizing these costs over the useful life of seven years.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments). The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

●	Level 1 – Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement dates.
●	Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability through corroboration with market data at the measurement date.
●	Level 3 – Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

For certain of our financial instruments, including accounts receivable, accounts payable, and accrued expenses, the carrying amounts are approximate fair value due to their short-term nature.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers. The Company earns revenues from the sale of its services (developing mobile device applications, marketing data and research products and an internet platform for the distribution of mobile advertising).

Cost of sales

Costs of goods sold include the cost of development of mobile device applications, marketing data and research products, etc.

Advertising and marketing costs are expensed as incurred. For the years ended December 31, 2023 and December 31, 2022, these costs were $250,043 and $129,752, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Note 3. Property and Equipment

Property and equipment consist of computer equipment, furniture and fixtures and leasehold improvement that is stated at cost of $27,654 and $27,654 less accumulated depreciation of $24,071 and $19,451 for the years ended December 31, 2023 and 2022, respectively. Depreciation expense was $2,281 and $4,620 for the years ended December 31, 2023 and 2022, respectively

Note 4. Intangible Assets

The Company recognizes the costs of software development as intangible assets. During the years ended December 31, 2023 and 2022, the Company recorded $99,843 and $99,843, respectively of software development amortization.

Advertising costs are expensed as incurred. During the years ended December 31, 2023 and 2021, the Company recorded $129,752 and $125,804, respectively.

Note 5. Non-Convertible Loans

During the year ended December 31, 2022, the Company signed for a 12-month line of credit with AMEX. At the end of December 31, 2023, the balance on the line of credit was $112,500.

During the yead ended December 31, 2023, the Company signed for three different notes totaling $71,652 with various interest rates and maturities. At the end of December 31, 2023, the total due was $38,989. All this is current debt.

At the years ended December 31, 2023 and December 31, 2022, the Company had loans payable of $71,198 and $32,296, respectively. The net increase in loans payable is a result of the three new loans in 2023.

Note 6. Related Pary Transactions

The Company has a loan payable from a related party. As of December 31, 2023, and December 31, 2022 the outstanding balance of this loan was $119,061. There is no interest rate and the maturity is not set.

On May 5, 2023, the Company loaned $15,000 to a shareholder with no specific terms. Subsequently, in 2024, the Company canceled the shares held by the shareholder as a means of recovering this loan. As of December 31, 2023, the outstanding balance of the loan is $15,000 and it is classified under current assets.

Note 7. Income Taxes

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

	2023	2022

Net Operating Loss	$(216,929)	$(236,902)
Valuation allowance	216,929	236,902
Net Provision for Income Tax	$-	$-

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

	2023	2022

Net Operating Loss	$(1,130,729)	$(983,970)
Valuation allowance	1,130,729	983,970
Net deferred tax asset	$-	$-

On December 31, 2023, the Company had net operating loss carryforwards of approximately $5,384,425 that may be offset against future taxable income from the year 2023 through 2042. No tax benefit has been reported in the December 31, 2023 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited in future years.

The Company’s policy is to recognize potential interest and penalties accrued related to unrecognized tax benefits within income tax expense. For the years ended December 31, 2023 and 2022, the Company did not recognize any interest or penalties, nor did we have any interest or penalties accrued related to unrecognized benefits.

Note 8. Equity Transactions

Preferred Stock

The total number of shares of preferred stock which the Company shall have authority to issue is 50,000,000 shares with a par value of $0.001 per share. There have been no preferred shares issued for the years ended December 31, 2023 or 2022.

Common Stock

The total number of shares of common stock which the Company shall have authority to issue is 100,000,000 shares with a par value of $0.001 per share.

Class A Common Stock

Of the total number of shares of common stock authorized, 80,000,000 are Class A common stock with one (1) voting right per share.

During the year ended December 31, 2023, the Company issued 869.202 shares of Class A common stock for cash received totaling $1,291,305. During the year ended December 31, 2023, the Company issued 20,000 shares of Class A common stock for services rendered for value of $20.

At the year ended December 31, 2023, the Company had 6,430,007 shares of Class A common stock issued and outstanding.

Class B Common Stock

Of the total number of shares of common stock authorized, 20,000,000 are Class B common stock with ten (10) voting rights per share.

At the year ended December 31, 2023, the Company had 10,100,000 shares of Class B common stock issued and outstanding.

Stock Options

During 2017, the Board of Directors authorized the Stock Option Plan. The Plan authorized the reservation of up to 3,500,000 shares of common stock. The plan authorizes the Board to determine from time-to-time eligible recipients, number of options to be issued, the exercise price and terms.

The following is a summary of the status of all Company’s stock options as of December 31, 2023 and changes during the periods ended on December 31, 2023 and 2022, respectively:

	Number of Stock Options	Weighted Average Exercise Price	Remaining Life (yrs)
Outstanding at January 1, 2022	1,928,906	$1.14	2.4
Granted	385,000	1.50	-
Exercised	-	-	-
Cancelled	(105,000)	-	-
Outstanding at December 31, 2022	2,208,906	$1.14	2.3
Granted	4,595,000	1.50	-
Exercised	(5,000)	-	-
Cancelled	(180,000)	-	-
Outstanding at December 31, 2023	6,518,906	$1.39	2.4
Options exercisable at December 31, 2023	6,237,364	$1.39	1.4

Warrants

During the years ended December 31, 2023 and December 31, 2022, the Company issued 183,834 and 240,500 warrants, respectively, with exercise prices ranging from $.01 to $1.50 per share. Management determined that the value of the warrants was minimal.

The following is a summary of the status of all Company’s warrants as of December 31, 2023 and changes during the periods ended December 31, 2023 and 2022, respectively.

	Number of Warrants	Weighted Average Exercise Price	Remaining Life (yrs)
Outstanding at January 1, 2022	4,559,386	$0.43	4.7
Granted	249,500	1.50	-
Exercised	(25,000)	1.00	-
Expired	(274,892)	1.50	-
Outstanding at December 31, 2021	4,508,994	$0.61	2.4
Granted	183,834	1.50	-
Exercised	-	-	-
Cancelled	(61,842)	1.50	-
Outstanding at December 31, 2023	4,630,986	$0.59	1.7
Warrants exercisable at December 31, 2023	4,630,986	$0.59	1.7

Note 9. Commitments and Contingencies

Lawsuits, claims and proceedings have been or may be instituted or asserted against the Company in the normal course of business. The Company is also subject to local, state and federal laws and regulations related to sales practices, employment practices and environmental protection. As a result, the Company is subject to periodic examinations or inquiry by agencies administering these laws and regulations.

In view of the inherent difficulty of predicting outcomes of legal claims and related contingencies, the Company generally cannot predict their ultimate resolution, related timing or eventual loss. If the Company evaluations indicate loss contingencies that could be material are not probable, but are reasonably possible, the Company will disclose their nature with an estimate of possible range of losses or a statement that such loss is not reasonably estimable. At the years ended December 31, 2023 and 2022, there were no claims that met this criterion; therefore, the Company did not have any accruals for asserted or unasserted matters.

Note 10. Subsequent Events

During the first quarter of 2024, the Company issued 53,407 shares of Class A Common Stock to investors for a total investment of $133,518 and 42,649 shares of Class A Common Stock from a crowd funding source for a total investment of $106,623. During the first quarter of 2024, the Company issued 12,000 shares of Class A Common Stock for services rendered valued at $12.

During the first quarter of 2024, the Company cancelled 10,000 shares of Class A Common Stock as repayment for a loan to shareholder in the year ended December 31, 2023 for a value of $15,000. See Footnote 6 above.

During the first quarter of 2023, the Company issued 25,000 shares of Class A Common Stock for the exercise of a warrant issued in the year ended December 31, 2021 for $25,000.